FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR October 2, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                FORM  51-102F3

                            MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013

Item 2   Date of Material Change
         -----------------------

         October 1, 2007

Item 3   News Release
         ------------

         Issued October 1, 2007 and disseminated via Business Wire.

Item 4   Summary of Material Change
         --------------------------

BUENOS AIRES, ARGENTINA, AND VANCOUVER, BC, CANADA, October 1,
2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, and its subsidiary Dynamotive Latinoamericana S.A., announced today they have submitted documents to the Government of Corrientes detailing plans to invest approximately $105 million to develop two self-contained biofuel-to-electricity complexes in this northeastern province of Argentina. Each complex will be comprised of a 15.7 megawatt electricity generating station powered by the majority of the fuel output of two 200-ton-per-day modular plants producing BioOil(R) biofuel from wood waste and residues from nearby forests and other biomass residue. Excess BioOil produced at these facilities will be sold into commercial and industrial fuel markets.

Item 5   Full Description of Material Change
         -----------------------------------

Full Description of Material Change

BUENOS AIRES, ARGENTINA, AND VANCOUVER, BC, CANADA, October 1, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, and its subsidiary Dynamotive Latinoamericana S.A., announced today they have submitted documents to the Government of Corrientes detailing plans to invest approximately $105 million to develop two self-contained biofuel-to-electricity complexes in this northeastern province of Argentina.

Each complex will be comprised of a 15.7 megawatt electricity generating station powered by the majority of the fuel output of two 200-ton-per-day modular plants producing BioOil(R) biofuel from wood waste and residues from nearby forests and other biomass residue. Excess BioOil produced at these facilities will be sold into commercial and industrial fuel markets.

Dynamotive said sites for the two complexes - to be located approximately 500 miles from Buenos Aires, in Virasoro and Santa Rosa - are being secured by the Province of Corrientes. The company said the projects will proceed promptly once existing 10-year agreements-in-principle are finalized for the needed supply and cost of the biomass raw materials, and for the pricing structure of the electricity to be produced and transmitted to nearby industry and communities from the complexes. Other similar projects are being planned for additional locations in Corrientes, in Argentina and elsewhere in Latin America, Dynamotive said.

Development and construction of the complexes will be implemented by Dynamotive, jointly with TECNA, a major Argentine engineering firm, and financing will be provided by a group of banks and other private sources. When fully operational late next year, the complexes will have available approximately 340,000 dry tons of biomass annually, providing opportunity for further expansion.

The announcement was made in the city of Gobernador Virasoro by Vice President Raul Parisi of Dynamotive Latinoamericana and Governor Arturo Colombi of Corrientes Province, at a gathering that included city and provincial officials, including Mayor Rodolfo Fernandez and members of the provincial and local cabinets.

Governor Colombi stated: "Dynamotive's proposed investment reflects strong support for the progress we are making in Corrientes toward economic growth and environmental protection, two goals to which we are all committed."

Mr. Parisi of Dynamotive commented: "Working with the Governor, the Mayor and other officials in developing these biomass-to-energy facilities will provide us with an attractive business opportunity, as well as foster progress in the region with widespread positive impact on the provincial economies, the local job market and the environment."

Andrew Kingston, chief executive officer of Dynamotive, said, "We are moving forward with these projects in Argentina because the need and the economics are compatible with our corporate growth goals, and they reflect how Latin America is helping to lead the biofuel revolution. We are honored to be enabling this major step toward sustainability and to provide opportunity for economic growth in the region. We look forward to developing future plants here and elsewhere in Argentina and South America."

Kingston continued, "Dynamotive's proprietary fast-pyrolysis technology is a proven and cost-effective method of turning agricultural and forest residues into renewable fuel and electric power. Furthermore, we have pioneered our technology as a readily-transportable series of modules that can create such biofuel-to-electricity complexes virtually anywhere in the world."

Dynamotive said a joint focus of the development of the complexes is to tackle environmental issues arising from vast stockpiles of decomposing wood waste and substantially increase electricity generating capacity in this forested region of Argentina.

The above transactions are subject to negotiation of definitive agreements and to securing sufficient capital. Accordingly there can be no certainty in respect of the Company's ultimate participation rights in the project, nor of actual completion of them at this time.

5.2  Disclosure for Restructuring Transactions

     N/A

Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable

Item 7   Omitted Information
         -------------------

         Not applicable

Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         October 1, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                              (signed)    "Andrew Kingston"
                                           ----------------
                                           Andrew Kingston
                                           President & CEO

DYNAMOTIVE ENERGY SYSTEMS CORPORATION    News Release:  October 1, 2007

DYNAMOTIVE TO DEVELOP BIOFUEL & ELECTRICITY COMPLEXES FOR RURAL ARGENTINA;
                      PLANS $105 MILLION INVESTMENT


BUENOS AIRES, ARGENTINA, AND VANCOUVER, BC, CANADA, October 1, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, and its subsidiary Dynamotive Latinoamericana S.A., announced today they have submitted documents to the Government of Corrientes detailing plans to invest approximately $105 million to develop two self-contained biofuel-to-electricity complexes in this northeastern province of Argentina.

Each complex will be comprised of a 15.7 megawatt electricity generating station powered by the majority of the fuel output of two 200-ton-per-day modular plants producing BioOil(R) biofuel from wood waste and residues from nearby forests and other biomass residue. Excess BioOil produced at these facilities will be sold into commercial and industrial fuel markets.

Dynamotive said sites for the two complexes - to be located approximately 500 miles from Buenos Aires, in Virasoro and Santa Rosa - are being secured by the Province of Corrientes. The company said the projects will proceed promptly once existing 10-year agreements-in-principle are finalized for the needed supply and cost of the biomass raw materials, and for the pricing structure of the electricity to be produced and transmitted to nearby industry and communities from the complexes. Other similar projects are being planned for additional locations in Corrientes, in Argentina and elsewhere in Latin America, Dynamotive said.

Development and construction of the complexes will be implemented by Dynamotive, jointly with TECNA, a major Argentine engineering firm, and financing will be provided by a group of banks and other private sources. When fully operational late next year, the complexes will have available approximately 340,000 dry tons of biomass annually, providing opportunity for further expansion.

The announcement was made in the city of Gobernador Virasoro by Vice President Raul Parisi of Dynamotive Latinoamericana and Governor Arturo Colombi of Corrientes Province, at a gathering that included city and provincial officials, including Mayor Rodolfo Fernandez and members of the provincial and local cabinets.

Governor Colombi stated: "Dynamotive's proposed investment reflects strong support for the progress we are making in Corrientes toward economic growth and environmental protection, two goals to which we are all committed."

Mr. Parisi of Dynamotive commented: "Working with the Governor, the Mayor and other officials in developing these biomass-to-energy facilities will provide us with an attractive business opportunity, as well as foster progress in the region with widespread positive impact on the provincial economies, the local job market and the environment."

Andrew Kingston, chief executive officer of Dynamotive, said, "We are moving forward with these projects in Argentina because the need and the economics are compatible with our corporate growth goals, and they reflect how Latin America is helping to lead the biofuel revolution. We are honored to be enabling this major step toward sustainability and to provide opportunity for economic growth in the region. We look forward to developing future plants here and elsewhere in Argentina and South America."

Kingston continued, "Dynamotive's proprietary fast-pyrolysis technology is a proven and cost-effective method of turning agricultural and forest residues into renewable fuel and electric power. Furthermore, we have pioneered our technology as a readily-transportable series of modules that can create such biofuel-to-electricity complexes virtually anywhere in the world."

Dynamotive said a joint focus of the development of the complexes is to tackle environmental issues arising from vast stockpiles of decomposing wood waste and substantially increase electricity generating capacity in this forested region of Argentina.

The above transactions are subject to negotiation of definitive agreements and to securing sufficient capital. Accordingly there can be no certainty in respect of the Company's ultimate participation rights in the project, nor of actual completion of them at this time.


About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil(R) for power and heat generation. BioOil(R) can be further converted into vehicle fuels and chemicals. For further information, please visit the company's website at www.dynamotive.com.


Contacts:
Nathan Neumer, Director, Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.


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